Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
161 Bay Street, Suite 4260 Toronto, ON, Canada M5J 2S1	BVL: SMT www.sierrametals.com

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q1 2020 OPERATING AND FINANCIAL highlights	5

4.	covid-19, outlook and suspended guidance	8

5.	RESULTS OF OPERATIONS	10

6.	SUMMARIZED FINANCIAL RESULTS	16

7.	QUARTERLY FINANCIAL REVIEW	20

8.	LIQUIDITY AND CAPITAL RESOURCES	21

9.	safety, health and environment	22

10.	OTHER RISKS AND UNCERTAINTIES	22

11.	NON-IFRS PERFORMANCE MEASURES	23

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	27

13.	OFF BALANCE SHEET ARRANGEMENTS	29

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	29

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	30

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2020 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of May 11, 2020 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a diversified Canadian mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	Q1 2020 OPERATING AND FINANCIAL highlights

	Three Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	March 31, 2020	March 31, 2019
Operating
Ore Processed / Tonnes Milled	740,698	568,401
Silver Ounces Produced (000's)	948	691
Copper Pounds Produced (000's)	11,775	7,732
Lead Pounds Produced (000's)	9,079	6,954
Zinc Pounds Produced (000's)	21,646	16,421
Gold Ounces Produced	3,657	1,986
Copper Equivalent Pounds Produced (000's)[1]	31,170	21,767
Zinc Equivalent Pounds Produced (000's)[1]	84,467	50,562
Silver Equivalent Ounces Produced (000's)[1]	4,751	3,988

Cash Cost per Tonne Processed	$46.73	$51.77
Cost of sales per AgEqOz	$11.24	$8.48
Cash Cost per AgEqOz[2]	$8.43	$8.30
AISC per AgEqOz[2]	$14.71	$13.71
Cost of sales per CuEqLb[2]	$1.72	$1.55
Cash Cost per CuEqLb[2]	$1.29	$1.52
AISC per CuEqLb[2]	$2.25	$2.51
Cost of sales per ZnEqLb[2]	$0.63	$0.67
Cash Cost per ZnEqLb[2]	$0.47	$0.66
AISC per ZnEqLb[2]	$0.83	$1.08

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.43	$0.54
AISC per ZnEqLb (Yauricocha)[2]	$0.82	$0.85
Cash Cost per CuEqLb (Bolivar)[2]	$1.15	$2.04
AISC per CuEqLb (Bolivar)[2]	$1.85	$3.59
Cash Cost per AgEqOz (Cusi)[2]	$22.62	$16.53
AISC per AgEqOz (Cusi)[2]	$30.00	$30.57
Financial
Revenues	$55,558	$49,180
Adjusted EBITDA[2]	$16,074	$12,041
Operating cash flows before movements in working capital	$15,710	$11,804
Adjusted net income (loss) attributable to shareholders[2]	$1,210	$886
Net (loss) attributable to shareholders	$(1,869)	$(1,724)
Cash and cash equivalents	$36,915	$23,937
Working capital	$49,193	$(19,795)

(1)	Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $1.23/lb Zn, $0.94/lb Pb, $1,305/oz Au.
(2)	This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Q1 2020 Production Highlights

•	Silver production of 0.9 million ounces; a 37% increase from Q1 2019

•	Copper production of 11.8 million pounds; a 52% increase from Q1 2019

•	Lead production of 9.1 million pounds; a 31% increase from Q1 2019

•	Zinc production of 21.6 million pounds; a 32% increase from Q1 2019

•	Gold production of 3,657 ounces; an 84% increase from Q1 2019

•	Zinc equivalent production of 84.5 million pounds; a 67% increase from Q1 2019

•	Record quarterly throughput of 4,315 tonnes per day (“tpd”) at the Bolivar Mine

•	Production at Yauricocha impacted during the second half of March due to the state of emergency declared by the Peruvian government to contain advancement of COVID-19

Q1 2020 Operational Highlights

Consolidated mill throughput was 740,698 tonnes for Q1 2020, or a 30% increase over Q1 2019. The Company achieved record quarterly throughput of approximately 4,315 tpd from its Bolivar Mine. Consolidated copper equivalent pounds produced increased 43% to 31.2 million pounds, as the Company achieved higher production for all metals as compared to Q1 2019, despite the impact of COVID-19 pandemic in the second half of March 2020.

The Yauricocha Mine achieved 22% higher throughput as compared to Q1 2019, despite being affected by the state of emergency declared by the Peruvian government on March 17, 2020. Higher throughput combined with higher grades for all metals resulted in a 30% increase in copper equivalent pounds produced and 52% increase in zinc equivalent pounds produced during Q1 2020 compared to Q1 2019. The state of emergency has been extended to May 24, as a result of which the Company continues to only maintain an essential services crew at the mine site. The Company continues to be prepared to recommence and ramp up production very quickly. It has the operating flexibility to run the ore processing mill above the 3,150 tpd capacity, which should help Yauricocha recover lost ore tonnages from the work stoppage.

At Bolivar, a 43% increase in throughput, higher grades for all metals and higher recoveries, with the exception of gold recoveries, resulted in an 80% increase in copper equivalent pounds produced during Q1 2020 as compared to Q1 2019. At Cusi, a 9% increase in throughput combined with higher grades and recoveries resulted in a 28% increase in silver equivalent ounces produced as compared to Q1 2019. The mining operations in Mexico were not impacted by the COVID-19 pandemic during the first quarter of 2020. On March 31, 2020, the Mexican government announced a 30-day suspension of all non-essential activities, following which the Company is maintaining only an essential services crew at the Bolivar Mine site. The Cusi Mine has been placed into care and maintenance during this period. As of the date of this document, the suspension has been extended by the Mexican government until May 30. This suspension is not expected to apply to municipalities with a low or null transmission as of May 18, 2020.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Q1 2020 Consolidated Financial Highlights

•	Revenue from metals payable of $55.6 million in Q1 2020 increased by 13% from $49.2 million in Q1 2019. The increase in revenues was largely due to higher mill throughput and grades at all sites as compared to the same quarter last year. Revenues were negatively impacted though by the lower realized base-metal prices and a 92% increase in the treatment and refining costs for all metals;

•	Yauricocha’s cost of sales per zinc equivalent payable pound was $0.56 (Q1 2019 - $0.57), cash cost per zinc equivalent payable pound was $0.43 (Q1 2019 - $0.54), and AISC per zinc equivalent payable pound of $0.82 (Q1 2019 - $0.85). AISC per zinc equivalent payable pound for Q1 2020 decreased as compared to Q1 2019, as the 46% increase in zinc equivalent pounds sold more than offset the impact of the increase in treatment and refining charges and higher sustaining capital costs;

Yauricocha’s cost of sales per copper equivalent payable pound was $1.51 (Q1 2019 - $1.32), cash cost per zinc equivalent payable pound was $1.17 (Q1 2019 - $1.26), and AISC per zinc equivalent payable pound of $2.24 (Q1 2019 - $1.97). AISC per copper equivalent payable pound for Q1 2020 increased as compared to Q1 2019, as the 24% increase in copper equivalent pounds sold could not offset the impact the higher treatment and refining charges and higher sustaining capital costs;

•	Bolivar’s cost of sales per copper equivalent payable pound was $1.55 (Q1 2019 - $2.09), cash cost per copper equivalent payable pound was $1.15 (Q1 2019 - $2.04), and AISC per copper equivalent payable pound was $1.85 (Q1 2019 - $3.59) for Q1 2020 as compared to Q1 2019. The decrease in unit costs at Bolivar was driven by the 43% increase in mill throughput and higher grades, resulting higher metal production and sales. AISC per copper equivalent payable pound during Q1 2020 decreased largely due to the combined impact of 78% higher copper equivalent pounds sold and 70% lower sustaining capital;

•	Cusi’s cost of sales per silver equivalent payable ounce was $33.71 (Q1 2019 - $13.85), cash cost per silver equivalent payable ounce was $22.62 (Q1 2019 - $16.53), and AISC per silver equivalent payable ounce was $30.00 (Q1 2019 - $30.57) for Q1 2020 as compared to Q1 2019. Operating costs were higher at Cusi due to development costs resulting from the subsidence activity in 2019 and also due to write-off of stockpiles and concentrate inventory at quarter end;

•	Adjusted EBITDA(1) of $16.1 million for Q1 2020 increased compared to $12.0 million in Q1 2019. The increase in adjusted EBITDA in Q1 2020 resulted from higher revenues and lower operating costs per tonne at the Yauricocha and Bolivar mine;

•	Net income (loss) attributable to shareholders for Q1 2020 was $(1.9) million (Q1 2019: $(1.7) million) or $(0.01) per share (basic and diluted) (Q1 2019: $(0.01);

•	Adjusted net income attributable to shareholders (1) of $1.2 million, or $0.01 per share, for Q1 2020 as compared to the adjusted net income of $0.9 million, or $0.01 per share for Q1 2019;

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A

•	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.1 million for Q1 2020 (Q1 2019: $2.4 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

•	Cash flow generated from operations before movements in working capital of $15.7 million for Q1 2020 increased compared to $11.8 million in Q1 2019. The increase in operating cash flow is mainly the result of higher consolidated revenues generated and higher gross margins realized at Bolivar; and

•	Cash and cash equivalents of $36.9 million and working capital of $49.2 million as at March 31, 2020 compared to $43.0 million and $49.9 million, respectively, at the end of 2019. Cash and cash equivalents have decreased by $6.1 million during Q1 2020 due to $11.2 million of capital expenditures and interest payment of $1.3 million partially offset by $6.5 million of operating cash flows after working capital adjustments and taxes.

.

Project Development

•	Mine development at Bolivar during Q1 2020 totaled 2,197 meters, which included 1,636 meters of development to prepare stopes for mine production. Of the remainder 113 meters were related to the integration tunnel connecting Bolivar West and the Piedras Verdes plant, and 448 meters to development of ramps; and

•	During Q1 2020, at the Cusi property, mine development totaled 1,986 meters. These developments are part of the revised mine plan targeting 1,200 tpd, which could not be achieved due to impact of subsidence activity in 2019.

Exploration Highlights

Peru:

During Q1 2020, the Company continued its diamond drilling surface exploration programs at Doña Leona and El Paso. At Doña Leona, 3 holes for a total of 2,015 meters and at El Paso, 4 holes for a total of 1,330 meters were drilled with the aim of exploring the anomalies of the geophysics performed in 2017 using Titan-24 methodology. Additionally, drilling began at Victoria, where one hole of 654 meters was drilled. Surface explorations programs were suspended in mid-March due to the COVID-19 related state of emergency imposed by the Peruvian Government.

Definition Drilling continued in the following areas in Q1 2020:

•	Esperanza (Level 1070 Central Mine Zone): 12 holes totaling 1,367 meters to provide more certainty to the resources existing on 16th and 8th floor of level 1120;
•	Esperanza North (Level 1070 Central Mine Zone): 9 holes totaling 946 meters to provide more certainty to the resources existing on 16th and 8th floor of level 1120;
•	Catas (1170 Level Central Mine Zone): 3 holes totaling 356 meters to provide greater certainty for the continuity of the orebody on the 16th floor of the 1170 level;
•	Cuye (1170 Level Central): 5 holes totaling 1,047 meters to provide more certainty to the resources existing below the 970 level of the mine.
•	Rosaura (1070 Level Central): 1 hole totaling 84 meters to provide more certainty provide for the continuity of the orebody on the 16th floor of the 1120 level;
•	Karlita (970 Level Cachi Cachi Mine): 3 holes totaling 489 meters to provide more certainty to the resources existing below the 970 level of the mine.
•	Escondida (970 Level Cachi Cachi Mine): 8 holes totaling 1,034 meters to confirm the continuity of mineralization of the orebody;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Mexico:

Bolivar

•	At Bolivar during Q1 2020, 8,048 meters were drilled from surface as well as diamond drilling within the mine. Surface exploration drilling included 4,046 meters drilled in the Bolivar West - NW extension area and 1,746 meters in the “Gallo Inferior” (“La Montura” Area) encountering skarn intersections with mineralization. Additionally, infill drilling of 2,256 meters was completed in the Bolivar West zone.

Cusi

•	During Q1 2020 the Company completed 1,235 meters of infill drilling to support the development of the Santa Rosa de Lima vein. In addition, 937 meters of surface drilling was performed to test geophysical anomalies derived from the study of the Mexican Geological Survey to seek information on the reasons for the subsidence.

4.	covid-19, outlook and suspended guidance

All the mines of the Company continued to build on the productivity increases in the first quarter of 2020. In Mexico, ore processed at Bolivar and Cusi during the quarter was 8% and 27% higher than the last quarter of 2019. The Yauricocha Mine in Peru processed at the rate of 3,260 tpd during the quarter, despite the impact of the COVID-19 related state of emergency imposed by the government on March 17, 2020.

On March 31, 2020, the Mexican government also announced a suspension of all non-essential activities in Mexico for 30 days to contain the advancement of the COVID-19 virus. This suspension has been extended until May 30. As a result of these declarations, the Company continues to maintain an essential services crew at the Yauricocha and Bolivar Mine sites. The Cusi Mine site has been placed into care and maintenance during this period.

The Company is implementing proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. The Company has taken various measures including adherence to the most up to date guidance from governments and public health authorities in each jurisdiction in which it operates. These measures include, but are not limited to, reducing on-site crew sizes, enhanced cleaning and disinfecting protocols, eliminating group meetings, requiring workers with symptoms not to come to work and promoting preventative measures including social distancing and frequent handwashing. Financial measures include preserving capital and deferring capital programs, where appropriate, to improve liquidity.

The Company remains confident in the longer-term outlook for its major commodities, however global economic uncertainty and COVID-19 have had a significant negative effect on the metal prices in the first quarter and subsequently. The extent and duration of impacts that the pandemic may have on demand and prices for the Company’s commodities, on Company’s suppliers and its employees and on global financial markets is not known at this time, but could be both material and protracted. As a result, the Company has suspended all previously issued 2020 annual guidance. The overall effect on the Company’s business will depend on how quickly its sites can safely return to normal operations, and on the duration of impacts on its customers and markets for its products, all of which are unknown at this time. The resumption of normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, lead, zinc and gold. Quarterly average prices in Q1 2020 for base metals such as copper, lead and zinc declined 9%, 9% and 21% respectively from the average prices in Q1 2019. Silver and gold average prices for Q1 2020 were 9% and 21% higher from the Q1 2019 average prices. Metal prices experienced volatility throughout 2019, due to the U.S-China trade war uncertainty but strengthened in Q4 2019. However, base metals prices continued their drop again in Q1 2020 due to weaker demand outlooks resulting from the economic uncertainty of COVID-19.

LME Average Prices	Three months ended March 31,
(In US dollars)	2020	2019

Silver (oz)	$16.94	$15.57
Copper (lb)	$2.56	$2.82
Lead (lb)	$0.84	$0.92
Zinc (lb)	$0.97	$1.23
Gold (oz)	$1,584	$1,304

Average silver prices for Q1 2020 were 9% higher than Q1 2019. Silver price at the end of Q1 2020 was approximately $14 per ounce, weakened further as industrial demand for silver suffered as the global economy came to halt as a result of the COVID-19 pandemic.

Copper and zinc prices were pressured lower as the ongoing COVID-19 outbreak led to numerous factory shutdowns in China and quarantines across the globe. With demand constrained, inventories have increased significantly driving prices lower. Lead prices also averaged $0.84 per pound or 9% lower than Q1 2019.

As indicated earlier, the Company remains confident that the base metals market can improve later this year, under the assumption that the global economic activity will ramp up fully in the second half of the year. Resumption of factory operations and construction activities will eventually lead to increasing demand for metals such as copper and zinc.

While the COVID-19 pandemic negatively impacted base metal prices in Q1 2020, gold price strengthened during this period. Average gold price for the quarter was close to $1,600 per ounce, a 21% increase from the same quarter of 2019. The deepening of the concerns over the pandemic and mounting speculation of easing of the monetary policy by the U.S. Federal Reserve pushed gold to new highs. As expected, the U.S. Federal Reserve slashed rates back to near zero, restarted bond buying and joined with other central banks to ensure liquidity in dollar lending to help put a floor under a rapidly disintegrating global economy. This was followed by a series of quantitative easing measures and introduction of $2.3 trillion in loans to assist households, employers and bolster the ability of state and local governments to deliver critical services during the coronavirus pandemic.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at March 31, 2020 the US dollar/Peruvian Nuevo Sol exchange rate was 3.38 (December 31, 2019: 3.32) and the US dollar/Mexican Peso exchange rate was 24.29 (December 31, 2019: 18.87). The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2020	2019				2018
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Ore Processed/tonnes milled
Yauricocha	285,225	321,701	307,239	254,165	233,814	268,363	283,446	283,450
Bolivar	377,562	348,434	331,818	326,208	263,238	272,645	227,690	272,040
Cusi	77,911	61,365	70,405	82,117	71,349	58,289	55,058	46,597
Consolidated	740,698	731,500	709,462	662,490	568,401	599,297	566,194	602,087
Cash cost per tonne processed
Yauricocha	$70.20	$75.58	$67.86	$66.01	$73.63	$69.37	$60.34	$60.51
Bolivar	$25.82	$28.67	$29.37	$28.61	$31.47	$30.25	$31.06	$24.31
Cusi	$62.11	$83.64	$66.06	$54.04	$54.99	$57.74	$59.00	$66.56
Consolidated	$46.73	$53.91	$49.68	$46.11	$51.77	$50.44	$48.43	$44.62
Silver ounces produced (000's)
Yauricocha	495	496	532	401	369	402	404	392
Bolivar	210	185	173	152	130	128	94	110
Cusi	243	190	271	283	192	171	230	190
Consolidated	948	871	976	836	691	701	728	692
Copper pounds produced (000's)
Yauricocha	5,384	5,648	6,012	4,536	3,863	4,702	4,428	3,884
Bolivar	6,391	5,660	5,115	5,187	3,869	4,230	3,898	4,737
Cusi	-	-	-	-	-	-	-	-
Consolidated	11,775	11,308	11,127	9,723	7,732	8,932	8,326	8,621
Lead pounds produced (000's)
Yauricocha	8,608	9,691	10,340	7,911	6,605	7,528	6,114	6,809
Bolivar	-	-	-	-	-	-	-	-
Cusi	471	233	168	154	349	421	244	287
Consolidated	9,079	9,924	10,508	8,065	6,954	7,949	6,358	7,096
Zinc pounds produced (000's)
Yauricocha	21,646	25,590	22,480	16,593	16,421	17,545	20,772	20,300
Bolivar	-	-	-	-	-	-	-	-
Cusi	-	-	-	-	-	-	-	-
Consolidated	21,646	25,590	22,480	16,593	16,421	17,545	20,772	20,300
Gold ounces produced
Yauricocha	1,254	1,322	1,282	809	753	850	911	807
Bolivar	2,191	2,216	2,073	1,586	1,100	1,163	911	911
Cusi	212	77	135	146	133	124	84	96
Consolidated	3,657	3,615	3,490	2,541	1,986	2,137	1,906	1,814

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

	2020	2019				2018
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver equivalent ounces produced (000's)[1]
Yauricocha	3,071	3,566	3,496	3,110	2,832	3,209	3,292	3,361
Bolivar	1,394	1,251	1,129	1,252	932	1,029	902	1,085
Cusi	286	209	292	305	224	207	253	217
Consolidated	4,751	5,026	4,917	4,667	3,988	4,445	4,447	4,663
Copper equivalent pounds produced (000's)[1]
Yauricocha	20,147	23,093	22,988	16,811	15,459	16,929	17,493	17,624
Bolivar	9,147	8,099	7,420	6,770	5,083	5,426	4,790	5,691
Cusi	1,876	1,353	1,918	1,649	1,225	1,092	1,345	1,137
Consolidated	31,170	32,545	32,326	25,230	21,767	23,447	23,628	24,452
Zinc equivalent pounds produced (000's)[1]
Yauricocha	54,605	58,057	57,030	38,456	35,911	40,526	42,877	39,864
Bolivar	24,779	20,360	18,408	15,520	11,812	12,956	11,728	12,869
Cusi	5,082	3,402	4,755	3,779	2,838	2,612	3,286	2,569
Consolidated	84,466	81,820	80,193	57,755	50,562	56,095	57,891	55,303

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $1.23/lb Zn, $0.94/lb Pb, $1,305/oz Au.

Consolidated Production	Three Months Ended
	March 31, 2020	March 31, 2019	% Var
Tonnes processed	740,698	568,401	30%
Daily throughput	8,465	6,496	30%

Silver ounces (000's)	948	691	37%
Copper pounds (000's)	11,775	7,732	52%
Lead pounds (000's)	9,079	6,954	31%
Zinc pounds (000's)	21,646	16,421	32%
Gold ounces	3,657	1,986	84%
Silver equivalent ounces (000's) (1)	4,751	3,988	19%
Copper equivalent pounds (000's) (1)	31,170	21,767	43%
Zinc equivalent pounds (000's) (1)	84,466	50,562	67%
Metals payable in concentrates
Silver ounces (000's)	787	565	39%
Copper pounds (000's)	10,694	7,370	45%
Lead pounds (000's)	8,056	6,764	19%
Zinc pounds (000's)	18,789	14,813	27%
Gold ounces	3,601	1,655	118%
Silver equivalent ounces (000's) (1)	4,212	3,631	16%
Copper equivalent pounds (000's) (1)	27,588	19,838	39%
Zinc equivalent pounds (000's) (1)	74,891	45,966	63%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $1.23/lb Zn, $0.94/lb Pb, $1,305/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

The Peruvian Operation - Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,150 tpd, which we expect to increase to 3,600 tpd during 2019 upon receipt of the ITS permit. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three months ended March 31, 2020 has been provided below:

Yauricocha Production	Q1 2020	Q1 2019	% Var.
Tonnes processed	285,225	233,814	22%
Daily throughput	3,260	2,672	22%

Silver grade (g/t)	65.86	63.51	4%
Copper grade	1.14%	1.00%	13%
Lead grade	1.56%	1.45%	7%
Zinc grade	3.91%	3.56%	10%
Gold Grade (g/t)	0.69	0.55	24%

Silver recovery	82.01%	77.23%	6%
Copper recovery	75.42%	74.80%	1%
Lead recovery	87.91%	88.19%	0%
Zinc recovery	87.96%	89.51%	-2%
Gold Recovery	19.89%	18.09%	10%

Silver production (000 oz)	495	369	34%
Copper production (000 lb)	5,384	3,863	39%
Lead production (000 lb)	8,608	6,605	30%
Zinc production (000 lb)	21,646	16,421	32%
Gold Production (oz)	1,254	753	67%

Copper equivalent pounds (000's)(1)	20,125	15,459	30%
Zinc equivalent pounds (000's)(1)	54,605	35,911	52%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $1.23/lb Zn, $0.94/lb Pb, $1,305/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

The Yauricocha Mine processed 285,225 tonnes during Q1 2020, representing a 22% increase from Q1 2019, despite the slowdown in mining operations resulting from the state of emergency declared by the Peruvian government on March 17, 2020. The state of emergency has been extended until May 24, 2020, at which time the Company expects to resume normal production levels at the Mine.

The increase in throughput realized at Yauricocha during Q1 2020 was a result of the Company’s efforts to optimize operations, to be prepared for any potential stoppages. Grades mined during Q1 2020 were better than Q1 2019 as a result of a higher proportion of ore mined from Cuerpos Chicos with a view to offset higher zinc treatment and refining costs, and lower zinc prices. Higher throughput combined with higher head grades and recoveries for all metals, except for a 2% decrease in zinc recoveries, resulted in a 30% in copper equivalent production and a 52% increase in zinc equivalent production compared to Q1 2019.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. Work continues on the installation of an additional mill which will help grind size optionality and improve recoveries at the plant. Production has increased incrementally during the last two quarters and we should be at the 3,600 tonnes per day level during H1 2019.

At Bolivar during Q1 2020, 8,048 meters were drilled from surface as well as diamond drilling within the mine. Surface exploration drilling included 4,046 meters drilled in the Bolivar West - NW extension area and 1,746 meters in the “Gallo Inferior” (“La Montura” Area) encountering skarn intersections with mineralization. Additionally, infill drilling of 2,256 meters was completed in the Bolivar West zone.

Bolivar Production

The Bolivar Mine processed a record 377,562 tonnes in Q1 2020, representing a 43% increase over Q1 2019. Average daily throughput realized during the quarter was approximately 4,315 tpd. Head grades for copper, silver and gold were 11%, 8% and 48% higher respectively, as compared to Q1 2019. The increase in throughput combined with higher grades and higher recoveries, except for a 6% decrease in gold recoveries, resulted in an 80% increase in copper equivalent pounds produced during Q1 2020 as compared to Q1 2019. In Q1 2020, copper production increased by 65% to 6,391,000 pounds, silver production increased 61% to 210,000 ounces, and gold production increased 99% to 2,191 ounces compared to Q1 2019.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

A summary of contained metal production from the Bolivar Mine for the three months ended March 31, 2020 has been provided below:

Bolivar Production	Q1 2020	Q1 2019	% Var.
Tonnes processed (t)	377,562	263,238	43%
Daily throughput	4,315	3,008	43%

Copper grade	0.89%	0.81%	10%
Silver grade (g/t)	21.09	19.47	8%
Gold grade (g/t)	0.28	0.19	48%

Copper recovery	85.91%	82.24%	4%
Silver recovery	82.01%	79.14%	4%
Gold recovery	63.89%	67.87%	-6%

Copper production (000 lb)	6,391	3,869	65%
Silver production (000 oz)	210	130	61%
Gold production (oz)	2,191	1,100	99%

Copper equivalent pounds (000's)(1)	9,147	5,083	80%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $1.23/lb Zn, $0.94/lb Pb, $1,305/oz Au.

Development and infrastructure improvements are aimed to achieve the planned production levels of 4,971 tpd in Q4 2020. Target mining areas are the Gallo Inferior, Mina de Fierro and Gallo Superior orebodies. Infill drilling will continue in the Bolivar West and Gallo Inferior areas, while mine development will focus on the Gallo Inferior and Bolivar West. This work will allow the Company to increase the number of minable stopes available in order to increase throughput at the plant.

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

During Q1 2020, the Company completed 1,235 meters of infill drilling to support the development of the Santa Rosa de Lima vein. In addition, 937 meters of surface drilling was performed to test geophysical anomalies derived from the study of the Mexican Geological Survey to seek information on the reasons for the subsidence.

Cusi Production

Silver production increased 26% to 243,000 ounces, gold production increased 59% to 212 ounces and lead production increased 35% to 471,000 pounds in Q1 2020 compared to Q1 2019.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

A summary of contained metal production from the Cusi Mine for the three months ended March 31, 2020 has been provided below:

Cusi Production	Q1 2020	Q1 2019	% Var.
Tonnes processed (t)	77,911	71,349	9%
Daily throughput	890	815	9%

Silver grade (g/t)	120.88	105.27	15%
Gold grade (g/t)	0.18	0.15	18%
Lead grade	0.33%	0.30%	10%

Silver recovery (flotation)	80.21%	79.53%	1%
Gold recovery (lixiviation)	46.53%	37.53%	24%
Lead recovery	84.17%	75.21%	12%

Silver production (000 oz)	243	192	26%
Gold production (oz)	212	133	59%
Lead production (000 lb)	471	349	35%

Silver equivalent ounces (000's)(1)	286	224	28%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $1.23/lb Zn, $0.94/lb Pb, $1,305/oz Au.

At Cusi, throughput for Q1 2020 was 9% higher as compared to Q1 2019. The average throughput during Q1 2020 was 890 tpd. Grades and recoveries were also higher than Q1 2019 resulting in a 28% increase in silver equivalent ounces produced. Throughput was still lower than the targeted 1,200 tpd, due to lack of development resulting from the rain-related subsidence activity during 2019. In Q1 2020, the Company continued to work on new development zones with a view to reach the 1,200 tpd mark during Q2 2020. Silver grades were lower than planned grades for Q1 2020 due to the processing of ore from these new development zones and due to inability to mine in the higher-grade Santa Rosa de Lima zone resulting from the aforementioned subsidence activity.

Due to the government-imposed lockdown announced on March 31, 2020, the Cusi mine was placed under care and maintenance, as a result of which the anticipated NI 43-101 is expected to be delayed.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Reserves and Resources as on December 31, 2019

The following table shows the status of consolidated Mineral Reserves and Resources as on December 31, 2019, considering the last technical reports for each site and depletion until the end of year 2019:

Consolidated Reserves and Resources

Reserves - Proven and Probable											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Proven	2,458	52	1.27	0.89	3.16	0.58	-	-	7.55	4	69	48	171	46		-	409
	Probable	5,775	44	1.07	0.70	3.00	0.47	-	-	6.66	8	136	89	382	86		-	847
	Proven & Probable	8,233	46	1.13	0.75	3.05	0.50	-	-	6.92	12	205	137	553	132		-	1,257
Bolivar	Proven	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Probable	7,513	13.4	0.69	-	-	0.22	-	0.87	-	3.2	114.5	-	-	53.5	-	144	-
	Proven & Probable	7,513	13	0.69	-	-	0.22	-	0.87	-	3	114	-	-	54	-	144	-
Total	Proven & Probable	15,745	31	0.92	0.39	1.59	0.37				15	319	137	553	186	-	144	1,257

Resources - Measured and Indicated											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Measured	3,455	66	1.31	1.17	3.47	0.71	-	-	8.44	7	100	89	265	78	-	-	643
	Indicated	8,989	46	1.30	0.70	2.80	0.60	-	-	7.02	13	258	139	555	173	-	-	1,391
	Measured & Indicated	12,444	51	1.30	0.83	2.99	0.63	-	-	7.41	21	358	228	820	251	-	-	2,034
Bolivar	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	19,500	15	0.78	-	-	0.20	-	0.96	-	10	335	-	-	125	-	413	-
	Measured & Indicated	19,500	15	0.78	-	-	0.20	-	0.96	-	10	335	-	-	125	-	413	-
Cusi	Measured	362	225	-	0.55	0.68	0.13	268	-	-	3	-	4	5	2	3	-	-
	Indicated	3,682	224	-	0.67	0.69	0.22	276	-	-	26	-	55	56	26	33	-	-
	Measured & Indicated	4,044	224	-	0.66	0.69	0.21	276	-	-	29	-	59	61	28	36	-	-
Total	Measured & Indicated	35,988	51	0.87	0.36	1.11	0.35				59	693	287	881	404	36	413	2,034

Resources - Inferred											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha		6,632	43	1.19	0.47	2.16	0.58	-	-	5.93	9	175	69	315	123	-	-	867
Bolivar		21,500	14	0.78	-	-	0.21	-	0.96	-	10	370	-	-	145	-	455	-
Cusi		1,633	158	-	0.54	0.84	0.16	207	-	-	8	-	19	30	8	11	-	-
Total	Inferred	29,765	29	0.83	0.13	0.53	0.29				27	545	88	345	276	11	455	867

6.	SUMMARIZED FINANCIAL RESULTS

Three months ended March 31, 2020 (compared to the three months ended March 31, 2019)

Net income (loss) attributable to shareholders for Q1 2020 was $(1.9) million (Q1 2019: $(1.7) million) or $(0.01) per share (basic and diluted) (Q1 2019: $(0.01)). The major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $33.7 million for Q1 2020 decreased by 5% compared to $35.3 million of revenues in Q1 2019. Revenues were lower as the impact of higher zinc treatment and refining costs and decline in base metal prices was partially offset by higher metal sales, attributable to 22% higher throughput and higher grades as compared to Q1 2019. Zinc equivalent payable pounds for Q1 2020 increased 46% as compared to same quarter of 2019.

Revenue from metals payable in Mexico were $21.8 million for Q1 2020 compared to $13.8 million in Q1 2019. The 58% increase in revenues in Mexico during Q1 2020 was a result of the higher throughputs and head grades at both mines, higher silver prices partially offset by lower copper prices as compared to Q1 2019.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Revenue from metals payable at the Bolivar Mine were $18.6 million for Q1 2020, an increase of 58% from the Q1 2019 revenue of $11.8 million. This increase was driven by an 80% increase in copper equivalent pounds, attributable largely to 43% higher throughput combined with higher grades and recoveries. As indicated earlier, there was some negative impact of lower realized prices for copper as compared to Q1 2019.

Revenue from metals payable at the Cusi Mine for Q1 2020 were $3.3 million compared to $2.0 million in Q1 2019. The increase in revenues was due to the 9% increase in throughput realized during Q1 2020 combined with 15% higher silver head grades and recoveries that were in line with Q1 2019. Silver equivalent ounces sold were 26% higher at 6% higher average realized silver price as compared to Q1 2019.

The following table shows the Company’s realized selling prices for Q1 2020 and each quarter in 2019:

Realized Metal Prices	2020	2019
(In US dollars)	Q1	Q4	Q3	Q2	Q1
Silver (oz)	$16.57	$17.42	$17.28	$14.88	$15.57
Copper (lb)	$2.53	$2.69	$2.63	$2.75	$2.85
Lead (lb)	$0.80	$0.92	$0.94	$0.85	$0.94
Zinc (lb)	$0.93	$1.07	$1.06	$1.20	$1.23
Gold (oz)	$1,585	$1,506	$1,481	$1,323	$1,305

Costs

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.56 (Q1 2019 - $0.57), cash cost per zinc equivalent payable pound was $0.43 (Q1 2019 - $0.54), and AISC per zinc equivalent payable pound of $0.82 (Q1 2019 - $0.85). AISC per zinc equivalent payable pound for Q1 2020 decreased as compared to Q1 2019, as the 46% increase in zinc equivalent pounds sold more than offset the impact of the increase in treatment and refining charges and higher sustaining capital costs.

Yauricocha’s cost of sales per copper equivalent payable pound was $1.51 (Q1 2019 - $1.32), cash cost per copper equivalent payable pound was $0.1.17 (Q1 2019 - $1.26), and AISC per copper equivalent payable pound of $2.24 (Q1 2019 - $1.97). AISC per copper equivalent payable pound for Q1 2020 increased as compared to Q1 2019, as the 24% increase in copper equivalent pounds sold could not offset the impact the higher treatment and refining charges and higher sustaining capital costs. Sustaining costs for the quarter included $2.7 million of underground development and $0.8 million of mine and mill equipment.

Bolivar’s cost of sales per copper equivalent payable pound was $1.55 (Q1 2019 - $2.09), cash cost per copper equivalent payable pound was $1.15 (Q1 2019 - $2.04), and AISC per copper equivalent payable pound was $1.85 (Q1 2019 - $3.59) for Q1 2020 as compared to Q1 2019. The decrease in unit costs at Bolivar was driven by the 43% increase in mill throughput and higher grades, resulting higher metal production and sales. AISC per copper equivalent payable pound during Q1 2020 decreased largely due to the combined impact of 78% higher copper equivalent pounds sold and 70% lower sustaining capital.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Cusi’s cost of sales per silver equivalent payable ounce was $33.71 (Q1 2019 - $13.85), cash cost per silver equivalent payable ounce was $22.62 (Q1 2019 - $16.53), and AISC per silver equivalent payable ounce was $30.00 (Q1 2019 - $30.57) for Q1 2020 as compared to Q1 2019. Operating costs were higher at Cusi due to development costs resulting from the subsidence activity in 2019 and also due to write-off of concentrate inventory at quarter end.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q1 2020 of $9.0 million compared to $8.1 million for the same period in 2019.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.1 million for Q1 2020 (Q1 2019: $2.4 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $5.5 million in Q1 2020 compared to $3.9 million in Q1 2019. The increase in general and administrative costs in Q1 2020 compared to Q1 2019 was largely due the settlement of the Polo Y Ron litigation in Mexico and related legal costs.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $16.1 million during Q1 2020 (Q1 2019: $12.0 million) which included $8.8 million (Q1 2019: $13.5 million) from the Peruvian operation and $8.2 million (Q1 2019: $(0.1) million) from the operations in Mexico. The increase in adjusted EBITDA in Q1 2020 was mainly due to higher consolidated revenues and higher gross margins at the Bolivar mine. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $2.0 million for Q1 2020 compared to $3.0 million in Q1 2019. The decrease was the result of the lower taxable income generated during Q1 2020 compared to Q1 2019.

During Q1 2020, the Company recorded a deferred tax expense of $2.2 million resulting mainly due to strengthening of US dollar during the quarter. This deferred tax expense was net of $0.6 million compared to a $0.7 million deferred tax recovery in Q1 2019. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Adjusted net income attributable to shareholders (1)

Adjusted net income attributable to shareholders (1) of $1.2 million, or $0.01 per share, for Q1 2020 was lower than the adjusted net income of $0.9 million, or $0.01 per share for Q1 2019. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Other Comprehensive loss

Other comprehensive loss (“OCL”) for Q1 2020 was $(2.5) million compared to OCL of $(0.2) million in Q1 2019. OCL includes a foreign currency loss of $(0.7) million (Q1 2019 $0.4 million).

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2020	$	$	$	$	$
Revenue (1)	33,718	18,560	3,280	-	55,558

Production cost of sales	(21,694)	(9,880)	(6,174)	-	(37,748)
Depletion of mineral property	(3,948)	(1,031)	(739)	-	(5,718)
Depreciation and amortization of property, plant and equipment	(1,247)	(1,967)	(661)	-	(3,875)
Cost of sales	(26,889)	(12,878)	(7,574)	-	(47,341)

Gross profit (loss) from mining operations	6,829	5,682	(4,294)	-	8,217

Net income (loss) from operations	(1,499)	5,454	(4,515)	(1,188)	(1,748)

Adjusted EBITDA	8,844	10,000	(1,816)	(954)	16,074

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2019	$	$	$	$	$
Revenue (1)	35,338	11,823	2,019	-	49,180

Production cost of sales	(18,869)	(9,783)	(2,147)	-	(30,799)
Depletion of mineral property	(3,206)	(1,013)	(222)	-	(4,441)
Depreciation and amortization of property, plant and equipment	(1,151)	(2,071)	(455)	-	(3,677)
Cost of sales	(23,226)	(12,867)	(2,824)	-	(38,917)

Gross profit (loss) from mining operations	12,112	(1,044)	(805)	-	10,263

Net income (loss) from operations	5,519	(2,714)	(1,351)	(2,010)	(556)

Adjusted EBITDA	13,543	327	(431)	(1,398)	12,041

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Cash Flows

Cash flow generated from operations before movements in working capital of $15.7 million for Q1 2020 increased compared to $11.8 million in Q1 2019. The increase in operating cash flow is mainly the result of higher consolidated revenues generated and higher gross margins realized from the Bolivar mine.

Net cash flow of $(11.2) million (Q1 2019: $(11.3) million) used in investing activities during Q1 2020 consists of development costs, equipment purchases, plant improvement expenditures required to meet throughput increases, and expenditures on shafts and ventilation.

A breakdown of the Company’s capital expenditures of $11.2 million during the three months ended March 31, 2020 is presented below:

Q1 2020 Capital Expenditures by Mine
($000)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$691	$461	$4	$1,156
Development	$3,076	$1,382	$319	$4,777
Equipment	$1,541	$-	$115	$1,656
Mascota Shaft / Central Shaft	$130	$-	$-	$130
Concentrator Plant Improvements	$14	$-	$18	$32
Ventilation	$224	$-	$-	$224
Tailings dam	$67	$289	$38	$394
Other	$553	$414	$38	$1,005
Yauricocha Shaft	$159	$-	$-	$159
Ramp Lv 720 Mascota - Esperanza	$782	$-	$-	$782
Mine Camp	$657	$-	$-	$657
Mining Concession Fees	$-	$263	$-	$263
	$7,894	$2,809	$532	$11,235

Net cash flow of $(1.3) million (Q1 2018: $11.9 million) from (used in) financing activities for Q1 2020 consists of $(1.3) million (Q1 2019: $(0.5) million) of interest paid on loans and credit facilities.

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

	2020		2019				2018
(In thousands of United States dollars, except per share amounts)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Revenues	55,558	64,634	64,551	50,673	49,180	55,019	52,956	62,721
Adjusted EBITDA	16,074	19,104	21,554	12,558	12,041	15,263	18,212	28,878
Adjusted net income attributable to shareholders	1,210	7,228	4,115	1,645	886	783	4,482	12,557
Net income (loss) attributable to shareholders	(1,869)	4,534	1,779	(158)	(1,724)	(2,654)	1,922	10,843

Basic and diluted earnings (loss) per share ($)	(0.01)	0.03	0.01	-	(0.01)	(0.01)	0.01	0.07

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at March 31, 2020 and December 31, 2019:

(000's)	March 31, 2020	December 31, 2019
Cash and cash equivalents	$36,915	$42,980
Working capital	$49,193	$49,922
Total assets	$399,306	$411,447

Debt (net of financing fees)	$99,474	$99,814
Total liabilities	$189,398	$199,428

Equity attributable to owners of the Company	$174,551	$176,783

Cash and cash equivalents of $36.9 million and working capital of $49.2 million as at March 31, 2020 compared to $43.0 million and $49.9 million, respectively, at the end of 2019. Cash and cash equivalents have decreased by $6.1 million during Q1 2020 due to $11.3 million of capital expenditures and interest payment of $1.3 million partially offset by $6.5 million of operating cash flows after working capital adjustments and taxes.

Trade and other receivables as at March 31, 2020 include $7.00 million (December 31, 2019 - $9.2 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2020 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at March 31, 2020.

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	March 31, 2020	December 31, 2019
Senior Secured Corporate Facility with BCP(1)	$100,000	$99,474	$99,814
Total Debt		$99,474	$99,814

Less cash balances		$36,915	$42,980
Net Debt		$62,559	$56,834

(1) See condensed interim consolidated financial statements as at March 31, 2020 for details of the loan facility.

Outstanding shares

The authorized share capital at March 31, 2020 was an unlimited number of common shares without par value. As at May 11, 2020, the Company had 162.8 million shares issued and outstanding (December 31, 2019 – 162.1 million shares issued and outstanding).

As at March 31, 2020, there were 935,248 RSUs outstanding at a weighted average fair value of C$1.82.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

As at May 11, 2020 there are 1,835,105 RSU’s outstanding at a weighted average fair value of C$2.30.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

The Company is implementing proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. The Company has taken various measures including adherence to the most up to date guidance from governments and public health authorities in each jurisdiction in which it operates. These measures include, but are not limited to, reducing on-site crew sizes, enhanced cleaning and disinfecting protocols, eliminating group meetings, requiring workers with symptoms not to come to work and promoting preventative measures including social distancing and frequent handwashing.

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

The claims associated with the Company’s Mexican operations are discussed in detail below:

a)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three months ended March 31, 2020 and 2019:

	Three Months Ended
(In thousands of United States dollars)	March 31, 2020	March 31, 2019
Net income (loss)	$(1,748)	$(556)

Adjusted for:
Depletion and depreciation	9,702	8,130
Interest expense and other finance costs	1,432	1,169
NRV adjustments on inventory	1,216	-
Share-based payments	373	402
Foreign currency exchange and other provisions	(174)	651
Legal settlement and related charges	1,068	-
Income taxes	4,205	2,245
Adjusted EBITDA	$16,074	$12,041

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three months ended March 31, 2020 and 2019:

	Three Months Ended
(In thousands of United States dollars)	March 31, 2020	March 31, 2019
Net income (loss) attributable to shareholders	$(1,869)	$(1,724)
Non-cash depletion charge on Corona's acquisition	2,139	2,375
Deferred tax recovery on Corona's acquisition depletion charge	(747)	(818)
Share-based compensation	373	402
Legal settlement and related charges	1,068	-
Foreign currency exchange loss (gain)	246	651
Adjusted net income attributable to shareholders	$1,210	$886

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income for the three months ended March 31, 2020 and 2019:

		Three months ended				Three months ended
(In thousand of US dollars, unless stated)		March 31, 2020				March 31, 2019
		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		26,889	12,888	7,564	47,341	23,226	12,046	3,645	38,917
Reverse: Workers Profit Sharing		(285)	-	-	(285)	(520)	-	-	(520)
Reverse: D&A/Other adjustments		(5,757)	(3,296)	(2,481)	(11,534)	(4,685)	(2,496)	(1,083)	(8,264)
Reverse: Variation in Finished Inventory		(823)	155	(244)	(912)	(805)	(1,265)	1,361	(709)
Total Cash Cost		20,024	9,747	4,839	34,610	17,216	8,285	3,923	29,424
Tonnes Processed		285,225	377,562	77,911	740,698	233,814	263,238	71,349	568,401
Cash Cost per Tonne Processed	US$	70.20	25.82	62.11	46.73	73.63	31.47	54.99	51.77

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months ended March 31, 2020 and 2019:

YAURICOCHA		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2020	March 31, 2019

Cash Cost per zinc equivalent payable pound
Total Cash Cost		20,024	17,216
Variation in Finished inventory		823	805
Total Cash Cost of Sales		20,847	18,021
Treatment and Refining Charges		12,203	5,760
Selling Costs		1,222	992
G&A Costs		1,960	1,333
Sustaining Capital Expenditures		3,557	2,128
All-In Sustaining Cash Costs		39,789	28,234
Silver Equivalent Payable Ounces (000's)		2,717	2,619
Cost of Sales		26,889	18,869
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	9.90	7.20
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.67	6.88
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	14.64	10.78
Copper Equivalent Payable Pounds (000's)		17,796	14,310
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.51	1.32
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.17	1.26
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.24	1.97
Zinc Equivalent Payable Pounds (000's)		48,308	33,158
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.56	0.57
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.43	0.54
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.82	0.85

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three months ended March 31, 2020 and 2019:

BOLIVAR		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2020	March 31, 2019

Cash Cost per copper equivalent payable pound
Total Cash Cost		9,747	8,284
Variation in Finished inventory		(155)	1,265
Total Cash Cost of Sales		9,592	9,550
Treatment and Refining Charges		1,868	1,433
Selling Costs		1,106	932
G&A Costs		1,597	661
Sustaining Capital Expenditures		1,250	4,237
All-In Sustaining Cash Costs		15,413	16,812
Silver Equivalent Payable Ounces (000's)		1,270	857
Cost of Sales		12,878	9,783
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	10.14	11.42
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.55	11.14
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	12.13	19.62
Copper Equivalent Payable Pounds (000's)		8,321	4,682
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.55	2.09
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.15	2.04
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.85	3.59
Zinc Equivalent Payable Pounds (000's)		22,588	10,849
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.57	0.90
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.42	0.88
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.68	1.55

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months ended March 31, 2020 and 2019:

CUSI		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2020	March 31, 2019

Cash Cost per silver equivalent payable ounce
Total Cash Cost		4,839	3,923
Variation in Finished inventory		244	(1,361)
Total Cash Cost of Sales		5,083	2,562
Treatment and Refining Charges		586	307
Selling Costs		270	204
G&A Costs		330	145
Sustaining Capital Expenditures		473	1,520
All-In Sustaining Cash Costs		6,742	4,739
Silver Equivalent Payable Ounces (000's)		225	155
Cost of Sales		7,574	2,147
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	33.71	13.85
Cash Cost per Silver Equivalent Payable Ounce	(US$)	22.62	16.53
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	30.00	30.57
Copper Equivalent Payable Pounds (000's)		1,472	846
Cost of Sales per Copper Equivalent Payable Pound	(US$)	5.15	2.54
Cash Cost per Copper Equivalent Payable Pound	(US$)	3.45	3.03
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	4.58	5.60
Zinc Equivalent Payable Pounds (000's)		3,995	1,959
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	1.90	1.10
Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.27	1.31
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.69	2.42

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Consolidated:

CONSOLIDATED		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2020	March 31, 2019
Total Cash Cost of Sales		35,522	30,133
All-In Sustaining Cash Costs		61,944	49,785
Silver Equivalent Payable Ounces (000's)		4,212	3,631
Cost of Sales		47,341	30,799
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	11.24	8.48
Cash Cost per Silver Equivalent Payable Ounce	(US$)	8.43	8.30
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	14.71	13.71
Copper Equivalent Payable Pounds (000's)		27,588	19,838
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.72	1.55
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.29	1.52
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.25	2.51
Zinc Equivalent Payable Pounds (000's)		74,891	45,966
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.63	0.67
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.47	0.66
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.83	1.08

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2019 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit.

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at March 31, 2020.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at March 31, 2020, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2020. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2020 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, labour and market disruptions resulting from the COVID-19 pandemic and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 30, 2020 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites; our ability to manage challenges presented by COVID-19 including but not limited to our ability to procure and transport critical spares, consumables and other supplies; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2020

(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.